

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 18, 2018

Samvir S. Sidhu
Chief Executive Officer
Megalith Financial Acquisition Corp.
60 E. 42nd St, Suite 3110
New York, NY 10017

>   **Re: Megalith Financial Acquisition Corp.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted December 22, 2017**
>   **CIK No. 0001725872**

Dear Mr. Sidhu:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   Please fill in all blanks in the materials. For example, we note your reference to internal rates of return generated by Mr. Sidhu during his tenure at Sovereign. If you elect to retain these disclosures and those relating to the market share and growth rate of Bankmobile, please provide us with supplemental support for such assertions.

Prospectus Summary

Business Combination Criteria, page 3

3.   You disclose that you intend to complete an initial business combination with a financial services or fintech company that has an enterprise value of at least $400 million and up to $1.25 billion. At an appropriate place, please briefly discuss the financing methods and sources you intend to use in order to complete such transactions in light of the gap between those amounts and the estimated net proceeds from this offering. We note the related disclosures at pages F-12 and pages 104-105 regarding possible financing from your sponsors and affiliates.

Closing Comments

        You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director
                                        Office of Natural Resources

cc: Stuart Neuhauser, Esq.
        Barry I. Grossman, Esq.
        Ellenoff Grossman & Schole LLP